                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 ______________


                                    FORM 8-B


                       OF CERTAIN SUCCESSOR ISSUERS FILED
                         FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               RUBY TUESDAY, INC.
                               ------------------
             (Exact name of registrant as specified in its charter)


                            GEORGIA                       63-0475239
                            -------                     ------------
               (State or other jurisdiction of        (I.R.S. employer
               incorporation or organization)        identification no.)


       4721 MORRISON DRIVE, MOBILE ALABAMA                36625
       -----------------------------------              -------
          (Address of principal executive offices)          (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                Name of each exchange on which
         to be so registered                each class is to be registered
--------------------------------------  --------------------------------------


COMMON STOCK, $.01 PAR VALUE            NEW YORK STOCK EXCHANGE

SERIES A JUNIOR PARTICIPATING
 PREFERRED STOCK PURCHASE RIGHTS        NEW YORK STOCK EXCHANGE

Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 1.  GENERAL INFORMATION.

      (a) Ruby Tuesday, Inc. ("RTI") was incorporated under the laws of the State of Georgia on January 19, 1996 under the name "Ruby Tuesday (Georgia), Inc."

      (b) The fiscal year of RTI ends on the first Saturday after May 30.

ITEM 2.  TRANSACTION OF SUCCESSION.

      (a) Morrison Restaurants Inc., a Delaware corporation ("MRI"), was the predecessor corporation which had securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 at the time of succession.

      (b) RTI succeeded to MRI as a result of the reincorporation merger of MRI into RTI effected March 9, 1996 pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of March 2, 1996. Pursuant to the Merger Agreement, former MRI stockholders are entitled to receive one share of common stock, $.01 par value, of RTI ("RTI Common Stock") for every two shares of common stock, $.01 par value, of MRI held immediately prior to the effective time of the reincorporation merger. Substantially concurrently with the reincorporation merger, in a merger with a wholly owned subsidiary, Ruby Tuesday (Georgia), Inc. changed its name to "Ruby Tuesday, Inc." For information concerning the transaction of succession and related matters, see the sections entitled "Proxy Statement Summary," "The Distribution" and "The Reincorporation" in the Notice of Special Meeting and Proxy Statement filed with the Securities and Exchange Commission on February 6, 1996 and incorporated by reference (file 1-12454) (the "Proxy Statement").

ITEM 3.  SECURITIES TO BE REGISTERED.

      RTI has 100,000,000 shares of RTI Common Stock authorized, of which 17,558,122 shares were issued as of March 11, 1996, none of which were held by or for the account of RTI. The Series A Junior Participating Preferred Stock Purchase Rights (the "RTI Rights"), which are described in more detail in item 4 below, are attached to the shares of RTI Common Stock, are not currently exercisable and trade with the RTI Common Stock.

ITEM 4.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      The information required by this item is contained under the section "Description of RTI Capital Stock" in the Proxy Statement and such section is incorporated by reference herein.

      In the event that the RTI Rights become exercisable, RTI will register the shares of RTI Series A Preferred Stock purchasable upon the exercise thereof under the Securities Act of 1933, as amended (the "Securities Act"), if and as required by the Securities Act and rules and regulations of the Commission thereunder.

      The exercise of the RTI Rights would cause substantial dilution to a person or group that acquires RTI and thereby effects a change in the composition of the Board of Directors on terms not approved by the Board, including by means of a tender offer at a premium to the prevailing market price of the RTI Common Stock, other than a tender offer conditioned upon a substantial number of RTI Rights being acquired. However, the RTI Rights will not interfere with a merger or other business combination approved by the Board of Directors because, among other things, a majority of the RTI Continuing Directors may delay the RTI Rights Distribution Date and, following the RTI Rights Distribution Date, may redeem the RTI Rights at a nominal redemption price ($.005 per RTI Right).

ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS.

      (a) Financial Statements.

          Pursuant to Instruction (b) to Form 8-B, no financial statements and schedules are required to be filed because the financial statements which would be called by Form 10 if the securities were to be registered on that form are included in the Proxy Statement filed as an exhibit hereto.

      (b) Exhibits.

          The following documents are filed as exhibits hereto:

          (i) Exhibits required to be filed by the Form 8-B:


      Exhibit No.                          Description
      -----------                          -----------

        99.1 Agreement and Plan of Merger dated as of March 2, 1996 between Morrison Restaurants Inc. and Ruby Tuesday (Georgia), Inc. (included in Exhibit 3.1 hereto).

        99.2 Agreement and Plan of Merger dated as of March 2, 1996 between Ruby Tuesday (Georgia), Inc. and Ruby Tuesday, Inc., a Delaware corporation (included in Exhibit 3.1 hereto).

        99.3 Morrison Restaurants Inc. Notice of Special Meeting and Proxy Statement dated February 6, 1996. (Filed with the Securities and Exchange Commission on February 6, 1996 and incorporated by reference (File No. 1-12454)).

          (ii) Exhibits required to be filed by Form 10:


      Exhibit No.                          Description
      -----------                          -----------

        3.1    Articles of Incorporation and all mergers of Ruby Tuesday, Inc.

        3.2    Bylaws of Ruby Tuesday, Inc.

        4.1    Specimen Common Stock Certificate.

        4.2 Articles of Incorporation and all mergers of Ruby Tuesday, Inc. (filed as Exhibit 3.1 hereto).

        4.3    Bylaws of Ruby Tuesday, Inc. (filed as Exhibit 3.2 hereto).

        4.4 Rights Agreement dated as of March 30, 1987 between Morrison Restaurants, Inc. (predecessor to Ruby Tuesday, Inc.) and AmSouth National Association (predecessor of AmSouth Bank of Alabama), as Rights Agent.(1)

        4.5 Form of Rights Certificate (attached as Exhibit B to the Rights Agreement filed as Exhibit 4.4 hereto).

        10.1 Executive Supplemental Pension Plan together with First Amendment made June 30, 1994 and Second Amendment made July 31, 1995. (2)

        10.2   Morrison Restaurants Inc. Stock Incentive Plan. (3)

        10.3 Morrison Restaurants Inc. Stock Incentive and Deferred Compensation Plan for Directors together with First Amendment dated June 29, 1995. (4)

        10.4   1993 Executive Stock Option Program. (5)

        10.5   1993 Management Stock Option Program (July 1, 1993 - June 30,
               1996). (6)

        10.6   Morrison Restaurants Inc. Long-Term Incentive Plan. (7)

        10.7 Morrison Restaurants Inc. 1987 Stock Bonus and Non-Qualified Stock Option Plan, and Related Agreement. (8)

        10.8 Morrison Restaurants Inc. 1993 Non-Executive Stock Incentive Plan. (9)

        10.9 Morrison Restaurants Inc. Deferred Compensation Plan, as restated effective January 1, 1994 together with amended and restated Trust Agreement (dated December 1, 1992) to Deferred Compensation Plan. (10)

        10.10 Supply Agreement between Morrison Restaurants Inc. and PYA/Monarch, Inc. dated July 8, 1988. (11)

        10.11 Letter Agreement dated March 5, 1996 amending Supply Agreement between Morrison Restaurants, Inc. and PYA/Monarch, Inc.

        10.12 Morrison Restaurants Inc. Management Retirement Plan together with First Amendment made June 30, 1994 and Second Amendment made July 31, 1995. (12)

        10.13 Asset Purchase Agreement dated June 27, 1994, by and among Morrison Restaurants Inc. and Gardner Merchant Food Services, Inc. and the related exhibits to such agreement. (13)

        10.14 Morrison Restaurants Inc. Salary Deferral Plan as amended and restated December 31, 1993 together with amended and restated Trust Agreement (effective January 1, 1994) First and Second Amendments to the Plan dated October 21, 1994 and June 30, 1995, respectively, and the First Amendment to the Trust Agreement made June 30, 1995. (14)

        10.15 Executive Group Life and Executive Accidental Death and Dismemberment Plan. (15)

        10.16 Non-Qualified Option Agreement between Morrison Restaurants Inc. and Mr. E. E. Bishop, dated January 30, 1987. (16)

        10.17 Non-Qualified Option Agreement between Morrison Restaurants Inc. and Mr. S. E. Beall, III dated January 30, 1987. (17)

        10.18 Form of Non-Qualified Stock Option Agreement for Executive Officers Pursuant to the Morrison Restaurants Inc. Stock Incentive Plan. (18)

        10.19 First Amendment to Morrison Restaurants Inc. Stock Incentive Plan. (19)

        10.20 First Amendment to Morrison Restaurants Inc. Long-term Incentive Plan. (20)

        10.21 Amendments to Morrison Restaurants Inc. 1987 Stock Bonus and Non-Qualified Stock Option Plan. (21)

        10.22  Morrison Restaurants Inc. Executive Life Insurance Plan. (22)

        10.23 Distribution Agreement dated as of March 2, 1996 among Morrison Restaurants Inc., Morrison Fresh Cooking, Inc. and Morrison Health Care, Inc.

        10.24 Amended and Restated Tax Allocation and Indemnification Agreement dated as of March 2, 1996 among Morrison Restaurants Inc., Custom Management Corporation of Pennsylvania, Custom Management Corporation, John C. Metz & Associates, Inc., Morrison International, Inc., Morrison Custom Management Corporation of Pennsylvania, Morrison Fresh Cooking, Inc., Ruby Tuesday, Inc., a Delaware corporation, Ruby Tuesday (Georgia), Inc., a Georgia corporation, Tias, Inc. and Morrison Health Care, Inc.

        10.25 Agreement Respecting Employee Benefit Matters dated as of March 2, 1996 among Morrison Restaurants Inc., Morrison Fresh Cooking, Inc. and Morrison Health Care, Inc.

        10.26 License Agreement dated as of March 2, 1996 between Ruby Tuesday (Georgia), Inc. and Morrison Health Care, Inc.

        10.27 Amended and Restated Operating Agreement of MRT Purchasing, LLC dated as of March 2, 1996 among Morrison Restaurants Inc., Ruby Tuesday, Inc., Morrison Fresh Cooking, Inc. and Morrison Health Care, Inc.

        10.28  Form of 1996 Stock Incentive Plan.

        10.29 Form of Second Amendment to Stock Incentive and Deferred Compensation Plan for Directors.

        10.30  Form of First Amendment to 1993 Non-Executive Stock Incentive
               Plan.

        10.31  Form of Third Amendment to Executive Supplemental Pension Plan.

        10.32  Form of Third Amendment to Management Retirement Plan.

        10.33  Form of Third Amendment to Salary Deferral Plan.

        10.34  Form of First Amendment to Deferred Compensation Plan.

        10.35  Form of Second Amendment to Retirement Plan.

        10.36 Form of Fourth Amendment to 1987 Stock Bonus and Non-Qualified Stock Option Plan.

        10.37  Form of Second Amendment to 1984 Long Term Incentive Plan.

        10.38 Form of Indemnification Agreement to be entered into with executive officers and directors.

        10.39 Form of Change of Control Agreement to be entered into with executive officers.

        10.40 Credit Agreement dated as of March 6, 1996 among Ruby Tuesday (Georgia), Inc., SunTrust Bank, Atlanta, for itself and as Agent and Administrative Agent, and the other lenders signatories thereto.

        21.1   List of Subsidiaries of Ruby Tuesday, Inc.

(1) Incorporated by reference to Exhibit 4.1 to Quarterly Report on Form 10-Q of Morrison Restaurants Inc. for the fiscal quarter ended February 28, 1987 (File No. 0-1750).

(2) Incorporated by reference to Exhibit 10(a) to Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 3, 1995 (File No. 1-12454).

(3) Incorporated by reference to Exhibit 10(b) to Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 5, 1993 (File No. 0-1750).

(4) Incorporated by reference to Exhibit 10(c) to Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 3, 1995 (File No. 1-12454).

(5) Incorporated by reference to Exhibit 10(d) to Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 3, 1995 (File No. 1-12454).

(6) Incorporated by reference to Exhibit 10(e) to Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 3, 1995 (File No. 1-12454).

(7) Incorporated by reference to Exhibit 28 to Registration Statement on Form S-8 of Morrison Restaurants Inc. (Reg. No. 2-97120).

(8) Incorporated by reference to Exhibit 28.1 to Registration Statement on Form S-8 of Morrison Restaurants Inc. (Reg. No. 33-13593).

(9) Incorporated by reference to Exhibit 10(h) to Annual Report on Form 10-K of Morrison Restaurants Inc. for fiscal year ended June 5, 1993 (File No. 0-1750).

(10) Incorporated by reference to Exhibit 10(i) to Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 5, 1993 (File No. 0-1750).

(11) Incorporated by reference to Exhibit 10(m) to Annual Report of Form 10-K of Morrison Restaurants Inc. for the fiscal year ended May 28, 1988 (File No. 0-1750).

(12) Incorporated by reference to Exhibit 10(n) to Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 3, 1995 (File No. 1-12454).

(13) Incorporated by reference to Exhibit (2) to the Current Report on Form 8-K dated July 27, 1995 of Morrison Restaurants Inc. (File No. 1-12454).

(14) Incorporated by reference to Exhibit 10(p) to Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 3, 1995 (File No. 1-12454).

(15) Incorporated by reference to Exhibit 10(q) to Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 3, 1989 (File No. 0-1750).

(16) Incorporated by reference to Exhibit 10(s) to the Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 2, 1990 (File No. 0-1750).

(17) Incorporated by reference to Exhibit 10(t) to the Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 2, 1990 (File No. 0-1750).

(18) Incorporated by reference to Exhibit 10(v) to the Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 5, 1993 (File No. 0-1750).

(19) Incorporated by reference to Exhibit 10(x) to the Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 4, 1994 (File No. 1-12454).

(20) Incorporated by reference to Exhibit 10(y) to the Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 4, 1994 (File No. 1-12454).

(21) Incorporated by reference to Exhibit 10(z) to the Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 4, 1994 (File No. 1-12454).

(22) Incorporated by reference to Exhibit 10(a)(a) to the Annual Report on Form 10-K of Morrison Restaurants Inc. for the fiscal year ended June 4, 1994 (File No. 1-12454).

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              RUBY TUESDAY, INC.



                              By:  /s/ J. Russell Mothershed
                                 -------------------------------
                                  J. Russell Mothershed
                                  Senior Vice President, Finance

Date:  March 15, 1996